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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                        MACE SECURITY INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    554335109
                      (CUSIP Number of Class of Securities)

                             Gerald C. Harvey, Esq.
                  Vice President, Secretary and General Counsel
                           TransTechnology Corporation
                                 150 Allen Road
                        Liberty Corner, New Jersey 07938
                                 (908) 903-1600

                                 with a copy to:

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                 MARCH 19, 1999
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedules, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP No. 554335109
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

     TRANSTECHNOLOGY CORPORATION - EIN# 95-4062211
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

NUMBER OF SHARES
BENEFICIALLY             -0-
OWNED BY EACH       ------------------------------------------------------------
REPORTING PERSON    8.   SHARED VOTING POWER
WITH

                         -0-
                    ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         -0-
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D filed on March 24, 1997, is filed on behalf of TransTechnology Corporation, a Delaware corporation (the "Reporting Person") for the purpose of reporting the decrease in the Reporting Person's beneficial ownership of the common stock, $0.01 par value per share (the "Common Stock"), issued by Mace Security International, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). As of March 19, 1999, the Reporting Person had disposed of an aggregate of 260,100 shares of the 580,000 shares of Common Stock previously owned by the Reporting Person, which caused the Reporting Person's beneficial ownership of the Issuer's Common Stock to fall below 5%, to 4.69% of the Issuer's Common Stock issued and outstanding. As of March 29, 1999, the Reporting Person beneficially owned no shares of the Issuer's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 29, 1999, the Reporting Person is the beneficial owner of no shares of Common Stock.

         (c) The transactions in the Common Stock in the last 60 days by the Reporting Person are set forth as follows:


SALE DATE    NUMBER OF SHARES     SALE PRICE PER  TRANSACTION
                  SOLD                SHARE           TYPE
 03-05-99         10,000            $2.74995      open market
 03-09-99          1,000             2.62500      open market
 03-10-99         11,100             2.51250      open market
 03-11-99         55,000             2.76930      open market
 03-15-99         30,000             2.75000      open market
 03-15-99         10,000             2.75000      open market
 03-16-99         22,000             2.75000      open market
 03-17-99         16,000             2.57000      open market
 03-18-99         35,000             2.59000      open market
 03-19-99         70,000             2.69000      open market
 03-22-99         85,000             3.78000      open market
 03-23-99         70,000             3.97000      open market
 03-24-99         30,000             3.75000      open market
 03-25-99         12,000             3.43750      open market
 03-26-99         15,000             3.00000      open market
 03-29-99        107,900             5.03125      open market

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         (e) The date on which the Reporting Person ceased to be the beneficial owner of 5% or more of the Common Stock was March 19, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.
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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  April 5, 1999                        TRANSTECHNOLOGY CORPORATION

                                             BY:   /s/ GERALD C. HARVEY
                                             -----------------------------------
                                             Gerald C. Harvey, Vice President,
                                             Secretary and General Counsel